UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VICI Properties Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

925652109
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

CUSIP NO. 925652109	Page 2 of 10 Pages

1.	Names of Reporting Persons

SOROS FUND MANAGEMENT LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

                              a.   [   ]
                              b.   [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		7,067,442
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 7,067,442
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,067,442
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

1.53%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 925652109	Page 3 of 10 Pages

1.	Names of Reporting Persons

GEORGE SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

                              a.   [   ]
                              b.   [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 7,067,442
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		7,067,442

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,067,442
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

1.53%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 925652109	Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

VICI Properties Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

535 Madison Avenue, 20th Floor
New York, NY 10022

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Soros Fund Management LLC (“SFM LLC”); and

(ii)	George Soros.

This statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”), Shares held by Lakestar Semi Inc. (“Lakestar”), which is wholly owned by a subsidiary of Quantum Partners, and Shares held for certain other funds/accounts (the “Managed Accounts”).  SFM LLC serves as investment manager to Quantum Partners, Lakestar and the Managed Accounts.  As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners, Lakestar and the Managed Accounts.  George Soros serves as Chairman of SFM LLC and has sole discretion to replace FPR Manager LLC, the Manager of SFM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, 29th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

(i)	SFM LLC is a Delaware limited liability company; and

(ii)	George Soros is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”).
Item 2(e).	CUSIP Number:

925652109

CUSIP NO. 925652109	Page 5 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2019, each of the Reporting Persons may be deemed to be the beneficial owner of 7,067,442 Shares, which includes (i) 3,748,424 Shares held for the account of Quantum Partners, (ii) 2,979,375 Shares held for the account of Lakestar, and (iii) 339,643 Shares held for the Managed Accounts.

Item 4(b).	Percent of Class:

As of December 31, 2019, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 1.53% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote	7,067,442
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	7,067,442
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	7,067,442
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,067,442

CUSIP NO. 925652109	Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Quantum Partners and the Managed Accounts and investors in Lakestar are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the accounts of Quantum Partners, the Managed Accounts and Lakestar, as applicable, in accordance with their ownership interests in Quantum Partners, the Managed Accounts and Lakestar.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 925652109	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020	SOROS FUND MANAGEMENT LLC

By: /s/ Thomas O'Grady
Thomas O’Grady
Assistant General Counsel

Date: February 13, 2020	GEORGE SOROS

By: /s/ Thomas O'Grady
Thomas O’Grady
Attorney-in-Fact

CUSIP NO. 925652109	Page 8 of 10 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of February 13, 2020, by and between Soros Fund Management LLC and George Soros	9
B.	Power of Attorney, dated as of February 11, 2020, granted by George Soros in favor of Boyd M. Johnson III, Michael Adams, Thomas O’Grady, Regan O’Neill, John DeSisto and Michael Flynn	11

CUSIP NO. 925652109	Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.01 per share, of VICI Properties Inc., dated as of February 13, 2020, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 13, 2020	SOROS FUND MANAGEMENT LLC

By: /s/ Thomas O'Grady
Thomas O’Grady
Assistant General Counsel

Date: February 13, 2020	GEORGE SOROS

By: /s/ Thomas O'Grady
Thomas O’Grady
Attorney-in-Fact

CUSIP NO. 925652109	Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of BOYD M. JOHNSON III, MICHAEL ADAMS, THOMAS O’GRADY, REGAN O’NEILL, JOHN DESISTO and MICHAEL FLYNN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 24th day of November, 2015 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 11th day of February, 2020.

GEORGE SOROS

/s/ Maryann Canfield
Maryann Canfield
Attorney-in-Fact for George Soros